Exhibit 99.82

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Nouveau Monde Graphite Inc.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders of common shares (the “Common Shares”) of Nouveau Monde Graphite Inc. (the “Corporation”) will be held by way of live webcast at 10:00 a.m. (Standard Eastern Time) on March 23, 2021, for the following purposes:

1.	to consider and, if deemed advisable, pass, with or without variation, a special resolution (the full text of which is reproduced as Schedule “I” in the accompanying management proxy circular (the “Circular”)) authorizing an amendment to the Corporation’s articles of incorporation to consolidate the Corporation’s issued and outstanding Common Shares on the basis of a ratio to be determined by the Corporation’s board of directors, in its sole discretion, within a range of one new post-consolidation Common Share up to every ten (10) old pre-consolidation Common Shares, as more particularly described in the Circular;

2.	to consider and, if deemed advisable, to confirm and ratify by resolution (the text of which is reproduced in Schedule “II” of the Circular), the adoption, without any amendment, of new by-laws of the Corporation (the full text of which is reproduced in Schedule “III” of the Circular), the whole as described in the Circular; and

3.	to transact such further or other business as may be properly brought before the Meeting or any postponement(s) or adjournment(s) thereof.

The management proxy circular and proxy form for the Meeting are attached to this notice.

Montréal, Québec, February 22, 2021

By order of the Board of Directors,

(s) David Torralbo
David Torralbo
Chief Legal Officer & Corporate Secretary

In order to support the efforts of the Québec Government to contain the spread of the Global COVID-19 pandemic and to protect the health and safety of its shareholders, employees, families and others who usually attend such meeting, there will be no physical location for the Meeting which will be conducted by way of a live webcast through a virtual platform with real-time balloting. We hope that hosting the Meeting virtually will increase participation by our shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting. Even if you plan on attending the Meeting, we nonetheless recommend to vote prior to the Meeting in order to tabulate your vote in advance.

Shareholders of the Corporation whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form. If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the enclosed proxy form or voting instruction form. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Standard Eastern Time) on Friday, March 19, 2021 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment (i) by mail at AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-368-2502 or by toll-free number in Canada and the United States 1-866-781-3111; (iii) by calling the toll-free number in Canada and the United States 1-888-489-7352; (iv) by casting your vote online to the following website: www.astvotemyproxy.com; (v) by scanning and sending it by email to proxyvote@astfinancial.com; or (vi) by scanning the QR code indicated on the proxy form with their smartphones.

If you are not a registered shareholder but you are a beneficial owner, please follow the instructions contained in the accompanying management proxy circular.